Exhibit 6.14

ENVOY PROVIDER AGREEMENT

THIS AGREEMENT is by and between ENVOY Corporation (“ENVOY”) and MD Technologies, Inc. (“Provider”).

For adequate consideration, the receipt of which is hereby acknowledged by each of ENVOY and Provider, intending to be legally bound, mutually agree to the following terms and conditions:

1.	Definitions

For all purposes of this Agreement the following terms shall have the following meanings:

1.1 “Affiliate” shall mean any entity owned or controlled by, under common ownership or control with, or which owns or controls either party to this Agreement or any of its subsidiaries.

1.2 “Annual Service Fees” shall mean the charge imposed by ENVOY each year on Provider as set forth in Exhibit A hereto for use by Provider of the ENVOY Services during each 12 month period of the term of this Agreement commencing on the Effective Date.

1.3 “Effective Date” shall mean the date this document is signed by ENVOY.

1.4 “ENVOY Materials” shall mean all specifications and materials (including but not limited to any and all training materials, Specifications, designs and design documents, information manuals, and all other documentation) pertaining to ENVOY Products and ENVOY Services supplied by ENVOY.

1.5 “ENVOY Products” shall mean all equipment, hardware, firmware and software (whether in source or object code form), and all modifications, updates, enhancements, or replacements for any of the foregoing furnished to Provider by ENVOY, including but not limited to that which is specified below:

☐ ENLine	☐ Direct Replacement Services	☐ ENVOYnes	☒ Other POSI

1.6 “ENVOY Services” shall mean those transaction services selected below by Provider to be performed by ENVOY from time to time for Provider:

(a) “Batch Transactions” shall mean the following:

☐ Hospital Claims	☐ Electronic Remittance Advice (“ERA)
☐ Dental Claims	☐ Rosters
☒ Medical Claims	☐ Encounters
☐ Other ____________________

(b) “Real-Time Transactions” shall mean the following categories of transmissions which are initiated, processed and a response returned to the initiating entity during the same telecommunications session:

☐ Eligibility Verification	☐ Claims/Encounters
☐ Referral Submission	☐ Credit Card and Check Guarantee Services
☐ Referral Inquiry	☐ Other ____________________
☐ Referral Verification/Authorization

(c)       ☐ “All Payer Services” shall mean the processing of Transactions from Provider to ENVOY Non-Participating Payers which receive Transactions through the ENVOY Services

(d)	Miscellaneous:	☐ Patient Statements
☐ Other (specify) _______________________

1.7 “Payers” shall mean the following entities which receive Transactions submitted by Provider’s Customers through the ENVOY Services as identified from time to time by ENVOY:

(a) “ENVOY Participating Payers” shall mean Payers which pay ENVOY’s standard fees to receive Transactions from the ENVOY Services or are otherwise designated by ENVOY as an ENVOY Participating Payer; and

(b) “ENVOY Non-Participating Payers” shall mean Payers which do not pay ENVOY fees to receive Transactions from the ENVOY Services or are otherwise designated by ENVOY as an ENVOY Non-Participating Payer.

1.8 “Per Transaction Fees” shall mean the charges imposed for Transactions as set forth in Exhibit A hereto.

1.9 “Specifications” shall mean the specifications in effect from time to time as applicable to each specific Transaction and similar documentation relating to the ENVOY Services.

1.10 “Transactions” shall mean transactions submitted by Provider to the ENVOY Services, whether or not a Payer accepts or favorably adjudicates such transactions.

2. Right to Use ENVOY Services. Subject to the terms and conditions of this Agreement, ENVOY grants to Provider a non-exclusive and non-transferable license right to use the selected ENVOY Services for the term of this Agreement only at physical sites owned or managed by or under the control of Provider and solely for applicable transactions generated by Provider. In furtherance hereof, ENVOY shall provide Provider a local telephone number or alternative toll free number for access by Provider (on a dial-up telecommunications basis) to the ENVOY central processing facility for use of the ENVOY Services. Furthermore, ENVOY shall provide reasonable ongoing technical support through telephone consultations with respect to the ENVOY Services and shall provide a local or toll free telephone number for access to ENVOY’s technical support facility for this purpose. No rights are granted to the ENVOY Services except as explicitly set forth in this Agreement.

3. Right to Use ENVOY Products. ENVOY grants to Provider a limited license right to use the specified ENVOY Product(s) for the term of this Agreement solely to facilitate Provider’s use of specified ENVOY Services. Any applicable taxes and shipping, insurance and delivery charges associated with the delivery and any subsequent return of the ENVOY Product(s), or any portion thereof may be separately charged by ENVOY. If Provider selects Direct Replacement Services (“DRS”) above, ENVOY will provide DRS for ENVOY Products furnished hereunder on the following terms and conditions: (a) upon notification that an ENVOY Product is not functioning, ENVOY will promptly ship to Provider a replacement ENVOY Product and upon receipt of the replacement ENVOY Product, Provider shall promptly return the non-functioning ENVOY Product to ENVOY; (b) the DRS does not cover ENVOY Products which have been modified, altered or supplemented without ENVOY’s prior written approval or which have been damaged following receipt by Provider; and (c) in the event that Provider implements the DRS for an ENVOY Product under circumstances in which such service is inapplicable either as a consequence of the returned ENVOY Product being, in actuality, a functioning ENVOY Product or as a consequence of Section 3(b) hereof, ENVOY shall have the right to charge Provider for all costs incurred by ENVOY in connection with such event, including insurance and freight charges. Notwithstanding any provision to the contrary herein. ENVOY may request the return of any ENVOY Product(s) in accordance with Section 9.1 below at any time in the event Provider has not used the ENVOY Product(s) to submit Transactions through the ENVOY Services for a period of 30 consecutive days.

4.	Fees.

4.1 Provider agrees to pay ENVOY for the ENVOY Services and/or ENVOY Products and any other monies due ENVOY pursuant to this Agreement within thirty (30) days after invoice date. If Provider fails to make payment with respect to any invoice by its due date, such invoice shall be deemed delinquent and a late charge equivalent to 1 1/2% per month, or the maximum rate permitted by applicable law if less, of the unpaid balance shall be payable for each month, or portion thereof, during which the delinquency remains outstanding. ENVOY reserves the right to suspend use of the ENVOY Services if past due invoices are not remedied within 10 days following notice by ENVOY of such past due amounts, and all costs of collection, including reasonable attorneys’ fees shall be paid by Provider. Per Transaction Fees and other financial terms of this Agreement are subject to increase or modification by ENVOY upon 30 days prior notice at any time.

4.2 Notwithstanding the foregoing, ENVOY shall be entitled at any time without prior notice to pass through any increase in communications tariffs related to the ENVOY Services, including, without limitation, government imposed access fees, fees resulting from changes in regulation or statute, any third party imposed access fees, or any other fees assessed against ENVOY and outside of ENVOY’s reasonable control. ENVOY shall make available to Provider upon request documentation relating to these pass through fees in connection with the ENVOY Services.

4.3 Provider shall be responsible for any taxes or charges however called, including but not limited to any registration fees, assessments, sales, use, personal property, ad valorem, stamp, documentary, excise, telecommunication and other taxes (excluding any taxes imposed on ENVOY’s income.) imposed by any federal, state or local government or regulatory authority with respect to the performance of services or delivery of products or materials by ENVOY pursuant to this Agreement, whether such is imposed now or later by the applicable authority, even if such imposition occurs after the receipt or use by Provider of the applicable service, product or material, the invoicing by ENVOY for the applicable service, product or material, or the termination of this Agreement.

5.	Provider Obligations.

5.1 Provider agrees to transmit Transactions through the ENVOY Services only in accordance with the requirements, procedures, data element standards, formats, codes, protocols and edits set forth in the then relevant Specifications. Provider acknowledges and agrees that ENVOY may charge Provider a fee of 25 cents for each Transaction rejected by ENVOY or a Payer for noncompliance with the foregoing Provider obligations in excess of 3% of Provider’s Transaction volume for any month after 90 days following the date of this Agreement.

5.2 Provider shall execute any and all documents and comply with any and all applicable procedures, rules and regulations which ENVOY, the applicable Payer, or applicable law may require for transmission by ENVOY of Transactions to such Payer’s system, including without limitation, rules governing record retention, non-discrimination, and error resolution as promulgated by the ENVOY Services, American Express, MasterCard, VISA, the settlement bank, and insurance carriers, each as amended from time to time. Provider also shall adhere to such rules and regulations as are required by governmental agencies having jurisdiction. Provider shall provide all supporting documents requested by ENVOY necessary to comply with said rules and regulations including The Secretary of Health and Human Services (the “HHS Secretary”), the Electronic Funds Transfer Act, Regulation 2, Regulation E and the Federal Truth-in-Lending Act. In furtherance hereof, ENVOY is required to pass on and/or obtain the following covenants from Provider: (a) access to eligibility information shall be restricted to the sole purpose of verification of Medicaid eligibility where the recipient has requested Medicaid payment for medical services; (b) verification of eligibility under the system is not a guarantee of payment and the records as to the recipient’s eligibility status shall be the final authority; (c) Provider indemnifies and holds harmless each State, its agents and employees, from any and all claims by such Provider or any recipient who is aggrieved by the actions of any party hereunder; and (d) Provider agrees to abide by the Federal and State regulations regarding confidentiality of information.

5.3 Provider hereby appoints ENVOY as its attorney-in-fact for the limited purpose of using the information Provider provides to submit electronic Transactions and/or sign hard copy (paper) Transactions on Provider’s behalf to third-party payers or processors, including but not limited to commercial insurers, Medicare, Medicaid, and government agencies, and, where appropriate, agencies or carriers covering work-related accident or illness benefits where Provider’s signature is required for

Transaction processing. Provider acknowledges that ENVOY is not responsible for any Medicare, Medicaid, work-related accident or illness claim or other insurance claim and Provider retains all liability on such claims and agrees to indemnify and hold ENVOY harmless on account of all such claims, including the reconciliation or adjustment of any claim.

5.4 Provider shall guarantee that all Transactions submitted to the ENVOY Services by Provider will be on behalf of physicians or suppliers that have executed appropriate written authorization for such submission and a true copy of such authorization shall be furnished to ENVOY upon request. Provider also shall guarantee that each claim shall be maintained in such manner as to assure that such claim can be associated or identified with a claim form (“Source Document”) from the applicable physician or supplier and said Source Document shall be maintained by Provider for a period of 72 months.

5.5 Provider shall retain records relative to Provider’s use of the ENVOY Services in accordance with sound business practices and ENVOY may request access to such records as are reasonably necessary to examine Provider’s compliance with its obligations and the ENVOY Services provided pursuant to this Agreement during normal business hours upon reasonable advance prior notice.

6.	Proprietary Rights and Confidentiality.

6.1 Provider acknowledges and agrees that the ENVOY products, ENVOY Materials, ENVOY Services, all intellectual property rights (including, without limitation, copyright, patent, trade secrets, confidential information rights, and moral rights) derived or devolving from the ENVOY Products, ENVOY Materials or the performance of the ENVOY Services, and all derivative works of the ENVOY Products, ENVOY Materials, ENVOY Services, and such intellectual property rights (including, without limitation, data compilations, abstracts, and aggregations and statistical summaries), and all information regarding the foregoing (including but not limited to technology and know-how information) and all copies of the foregoing, regardless of by whom prepared, are owned by and are valuable, special and unique assets of ENVOY’s business and may be provided to third parties by ENVOY and its Affiliates consistent with law. Provider further expressly acknowledges and agrees that the foregoing are the confidential property and trade secrets of ENVOY and “Confidential Information” of ENVOY subject to Section 6.2 of this Agreement, whether or not any portion thereof is or may be validly trademarked, copyrighted or patented. All proprietary rights in and to the foregoing shall remain vested in ENVOY or its licensor, except for the limited license rights granted Provider pursuant to this Agreement. Provider will make no attempt to ascertain the circuit diagrams, source code, schematics, logic diagrams, components, operation of, or otherwise attempt to decompile or reverse engineer any portion of the ENVOY Products. Except as specifically authorized by ENVOY in writing, Provider may not copy any portion of the ENVOY Products, ENVOY Materials, or modify or transfer the ENVOY Products or ENVOY Materials, or any copy or merged portion thereof, in whole or in part, or prepare any derivative works of the ENVOY Products or ENVOY Materials. Provider shall cooperate with ENVOY in any claim or litigation against third parties that ENVOY may determine to be appropriate to enforce its property rights respecting ENVOY Products, ENVOY Materials and/or ENVOY Services. The breach or threatened breach by Provider of any provision of this Article 6 will subject Provider, at ENVOY’s option, to the immediate termination of all Provider’s rights hereunder, and ENVOY shall be entitled to an injunction restraining such breach without limiting ENVOY’s other remedies for such breach or threatened breach, including recovery of damages from Provider.

6.2 Each party shall retain in confidence and not disclose to any other person, except in confidence and in accordance with this Section 6.2 the terms of this Agreement (including but not limited to pricing of fees and payments provided for in this Agreement), and any and all confidential or proprietary information and materials of the other party. All of the foregoing are hereinafter referred to as “Confidential Information”; provided, however, Confidential Information shall not include information which (a) is or becomes generally available to the public other than as a result of a wrongful disclosure by the recipient, (b) was in the recipient’s possession and not known to be the Confidential Information of the other party prior to its disclosure to the recipient by the other party, (c) was independently developed by the recipient, or (d) was disclosed by another entity without restriction and where neither party is aware of any violation of the confidential information rights of the other party. Confidential information of the other party shall not be disclosed, in whole or in part, to any person other than in confidence to one for whom such knowledge is reasonably necessary for purposes of this Agreement and then only to the degree such disclosure is so necessary and only if the recipient has agreed in writing to maintain the confidentiality of such information. Confidential Information shall be protected by each party in a manner which shall be no less protective than the standard of cure which such party then uses to protect its own similar Confidential Information, but in no event shall such standard be less than is reasonably adequate to protect such Confidential Information. The parties shall take all appropriate action by instruction, written agreement or otherwise to satisfy their obligations with respect to the use, copying, confidentiality, protection and security of the other party’s Confidential Information. This provision shall survive the termination or expiration of this Agreement.

6.3 All media releases, public announcements or other public disclosures by either party or their employees or agents relating to this Agreement or its subject matter, including without limitation, promotional or marketing material, shall be coordinated with and approved by an officer of the other party prior to release, but this restriction shall not apply to any disclosure solely for internal distribution by either party or any disclosure required by legal, accounting or regulatory requirements.

7.	Representations and Warranties.

ENVOY represents and warrants that ENVOY Services and ENVOY Products provided hereunder shall conform to the applicable ENVOY Materials provided to Provider in all material respects. In the event that a documented and reproducible flaw inconsistent with this warranty is discovered, ENVOY’s sole responsibility shall be to use commercially reasonable efforts to correct such flaw in a timely manner. This warranty does not apply to any media or documentation which has been subjected to damage or abuse or to any claim resulting in whole or in part from changes in the operating characteristics of computer hardware or computer operating systems made after the release of the applicable ENVOY Product or ENVOY Service or which result from problems in the interaction of ENVOY Services with non-ENVOY software or equipment or from a breach by Provider of any of its obligations hereunder.

8.	Limitations of Liability.

8.1 ENVOY’S REPRESENTATIONS AND WARRANTIES ARE THOSE SET FORTH IN ARTICLE 7 OF THIS AGREEMENT. ENVOY DISCLAIMS ALL REPRESENTATIONS AND WARRANTIES, INCLUDING WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR USE. IN NO EVENT SHALL ENVOY BE LIABLE FOR INCIDENTAL, CONSEQUENTIAL OR SPECIAL DAMAGES, EVEN IF PROVIDER HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES. ENVOY’S AGGREGATE LIABILITY TO PROVIDER UNDER THIS AGREEMENT AND WITH RESPECT TO ENVOY SERVICES, ENVOY PRODUCTS, AND ENVOY MATERIALS FURNISHED HEREUNDER (WHETHER UNDER CONTRACT, TORT, OR ANY OTHER THEORY OF LAW OR EQUITY) SHALL NOT EXCEED, UNDER ANY CIRCUMSTANCES, THE AVERAGE MONTHLY AMOUNT PAID BY PROVIDER TO ENVOY FOR THE PARTICULAR ENVOY SERVICES, ENVOY PRODUCTS, OR ENVOY MATERIALS THAT ARE NOT IN COMPLIANCE WITH THE TERMS OF THIS AGREEMENT. THE FOREGOING LIMITATION OF LIABILITY REPRESENTS THE ALLOCATION OF RISK OF FAILURE BETWEEN THE PARTIES AS REFLECTED IN THE PRICING HEREUNDER AND IS AN ESSENTIAL ELEMENT OF THE BASIS OF THE BARGAIN BETWEEN THE PARTIES.

8.2 In the event that any information to be transmitted through the ENVOY Services is not transmitted by ENVOY or is not accurately transmitted as a result of ENVOY’s failure to perform the ENVOY Services in accordance with the terms of this Agreement, and such results in damage to Provider, then ENVOY’s sole obligation and liability to Provider for such event (subject to reasonable mitigation by Provider and the limitation of liability set forth in Section 8.1) shall be limited to furnishing credits on subsequent invoices from ENVOY to Provider in an amount equal to Provider’s actual damages incurred for reconstructing or retransmitting the data, including reasonable out-of-pocket expenses which Provider can demonstrate it has sustained and which are directly attributable to such failure. Any claim against ENVOY by Provider must be asserted in writing within 60 days after ENVOY should have transmitted accurate information received from Provider or the transmission of inaccurate information on which the claim is based, whichever is applicable. Provider hereby agrees to promptly supply to ENVOY documentation reasonably requested by ENVOY to support any claim of Provider. THIS SECTION STATES THE ENTIRE LIABILITY OF ENVOY WITH RESPECT TO CLAIMS THAT INFORMATION WAS NOT TRANSMITTED OR WAS TRANSMITTED INACCURATELY BY ENVOY.

8.3 ENVOY shall have no responsibility for determining the accuracy of any claim submitted, for settling disputed claims, for settling disputed payments, for settling disagreements or disputes between a Payer and Provider, for any liability for the acts of a Payer and or Provider that violate the Social Security Act and related regulations and/or guidelines, or for any liability foreseeable or otherwise occurring beyond ENVOY’s transmission of data. In no event shall ENVOY be responsible for any delays or failures to perform resulting from acts or events beyond its control.

9.	Term and Rights Upon Termination.

9.1 The initial term of this Agreement shall commence on the date signed by ENVOY and shall continue for a period of three years. Thereafter, this Agreement shall automatically renew for additional one year terms unless either party gives notice to the other at least 30 days before the end of the next expiration date of its decision not to renew this Agreement. Upon termination or expiration of this Agreement, Provider shall cease using ENVOY Services and return to ENVOY, at Provider’s expense, all ENVOY Products, related documentation and copies of the foregoing, regardless of by whom prepared. Upon termination, Provider will pay any outstanding balance for ENVOY Services, ENVOY Products, and the reduced value of all ENVOY Products not returned or returned damaged beyond normal wear and tear.

9.2 Either party shall have the right to terminate this Agreement upon notice that the other party has committed a material breach of its obligations under this Agreement and has failed to cure such breach within 30 days of notice by the other party of such breach. Furthermore, either party shall have the right to terminate this Agreement effective immediately upon notice in the event that the other party ceases to conduct its business in the ordinary course, becomes legally insolvent, or avails itself of or becomes subject to any proceeding under the bankruptcy laws of any applicable jurisdiction. ENVOY shall have the additional right to terminate (a) any ENVOY Service and/or ENVOY Product effective upon reasonable advance notice by ENVOY to Provider that ENVOY is no longer offering or providing support for the applicable ENVOY Service and/or ENVOY Product; (b) this Agreement effective immediately in the event Customer has not used the ENVOY Services for a period of 30 consecutive days; or (c) the use of the ENVOY Services and/or ENVOY Products for claims falling under the jurisdiction of the HHS Secretary immediately upon notice if such termination is required by the HHS Secretary on his/her designee in the event of fraudulent or questionable billing practices of Provider.

10.	Miscellaneous.

Provider shall not assign, sell or otherwise transfer this Agreement or any rights hereunder without the express prior written consent of ENVOY, which such consent shall not be unreasonably withheld. An assignment hereunder shall be deemed to include a transfer of control or a majority equity ownership of Provider. Notwithstanding the foregoing, ENVOY may terminate this Agreement in its sole discretion if Provider merges or consolidates with a competitor of ENVOY effective immediately upon notice to Provider. Furthermore, any purported assignment in violation of this provision shall be null and void, and shall entitle ENVOY to terminate this Agreement effective immediately upon notice to Provider. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective Affiliates, successors and assigns. No representations have been made to induce either party to enter into this Agreement except for the representations explicitly stated in this Agreement. This Agreement supersedes all prior or contemporaneous written or oral agreements or expressions of intent or understanding and is the entire Agreement between the parties with respect to its subject matter. All terms, conditions, or provisions which may appear on any purchase or sales order or invoice issued pursuant to this Agreement, to the extent inconsistent with the terms and conditions of this Agreement, shall be of no force or effect, notwithstanding the fact that such order or invoice may have been executed subsequent to the date of this Agreement, and, in any event, preprinted terms of any such order or invoice shall have no force or effect. This Agreement cannot be terminated (other than as set forth herein) or changed except pursuant to a writing signed by an authorized officer of ENVOY and an authorized officer of Provider. No waiver of any of the provisions of this Agreement shall be effective unless in writing and signed by an authorized officer of the party charged with such waiver and any such waiver shall be strictly limited to the terms of such writing. This Agreement is governed by the laws of the State of Tennessee both as to interpretation and enforcement, without regard to the conflicts of law principles of that State.

IN WITNESS HEREOF, ENVOY AND PROVIDER, INTENDING TO BE LEGALLY BOUND, HAVE CAUSED THIS AGREEMENT TO BE EXECUTED BY THEIR AUTHORIZED REPRESENTATIVES AS OF THE DATE FIRST SET FORTH ABOVE. UNTIL SIGNED BY A DULY AUTHORIZED ENVOY OFFICER, THIS AGREEMENT SHALL CONSTITUTE AN OFFER BY PROVIDER.

MD Technologies, Inc.		ENVOY CORPORATION
(PROVIDER)

Address:	982 Government St. Baton Rouge, LA 70802	Address:	15 Century Boulevard Suite 600 Nashville, Tennessee 37214

Name (Print)	William D. Davis	Name (Print)	Gregory T. Stevens

Signature	/s/ William D. Davis	Signature	/s/ Gregory T. Stevens
Title	V.P. Research & Development	Title	VICE PRESIDENT – GENERAL COUNSEL
Date:	4/26/00	Date:

EXHIBIT A

ENVOY PROVIDER AGREEMENT FEES

*** All blanks must be completed. If Provider has not selected a particular service or product in Section 1.6 of the Agreement, write “n/a” in the unselected service or product blank in this Exhibit. ***

I.	ANNUAL SERVICE FEE

A.	FIRST YEAR $3,000.00

B.	SUBSEQUENT YEARS $

II.	PER TRANSACTION FEES

A.	BATCH TRANSACTIONS

1. HOSPITAL, DENTAL AND/OR MEDICAL CLAIMS	HOSPITAL	MEDICAL	DENTAL

a. Claims for ENVOY Participating Payers	N/A	$ 0	N/A
b. Claims for ENVOY Non-Participating Payers	N/A	$.25	N/A
c. Print to Paper Claims	N/A	N/A	N/A

2. ELECTRONIC REMITTANCE ADVICE (ERA)

a. For Claims sent to Envoy Participating and/or Non-Participating Payers	N/A	N/A	N/A
b. For Claims not sent through ENVOY	N/A	N/A	N/A

3. ROSTERS	N/A	N/A	N/A

4. ENCOUNTERS	N/A	N/A	N/A

5. OTHER:	N/A	N/A	N/A

B. REAL-TIME TRANSACTIONS

1. ELIGIBILITY VERIFICATION

a. To an ENVOY Participating Payer			N/A
b. To an ENVOY Non-Participating Payer			N/A

2. REFERRAL SUBMISSION, INQUIRY, VERIFICATION/AUTHORIZATION

a. To an ENVOY Participating Payer			N/A
b. To an ENVOY Non-Participating Payer			N/A

3. CLAIMS/ENCOUNTERS

a. To an ENVOY Participating Payer			N/A
b. To an ENVOY Non-Participating Payer			N/A

4. OTHER			N/A

C. PATIENT STATEMENTS:

1. Per single page statement or collection letter			N/A
2. Each additional page			N/A

III. ENVOY PRODUCTS	(Mark where appropriate)

A. ACU-CLAIM	_____
B. POSI	✓
C. ENLine Companion	_____
D. ENLine Genesis	_____
E. ENVOYnet	_____

1. Monthly Subscription Fee	N/A
2. Batch Claim Access Fee (Per File Format Type, i.e., NSF,
ANSI, MCDS/DCDS, HCDS, Print Image)	N/A
3. Claim Implementation Fee Per Site	N/A
4. Government Payer Enrollment Fee	N/A

F. Other
1. License Fee
a. perpetual (or)	N/A
b. limited	N/A
2. Additional copies	N/A
3. Annual software maintenance fees – first copy	$1,800.00
4. Annual software maintenance fees – additional copies @ $	N/A
5. Communications Module:
a. FTP4
Monthly license fee
Perpetual license fee	N/A
b. Verifone
Monthly license fee
Perpetual license fee	N/A

F. Not Applicable

IV. DIRECT REPLACEMENT SERVICES ☐ Yes ☐ No	N/A

V.	AUTOMATIC CLEARINGHOUSE COLLECTION

ENVOY may collect all amounts due and payable pursuant to the Agreement via Automated Clearing House (“ACH”), and Provider shall execute all documents necessary to enable ENVOY to effect collection via ACH.

Not Applicable                                                                                                                           ✓

The definition of terms appearing in the Agreement shall apply to such terms as used in this Exhibit. By signing below, the parties agree to all of the terms and conditions set forth above.

MD TECHNOLOGIES, INC.		ENVOY CORPORATION
(PROVIDER)

Name:	MD Technologies, Inc.	Name:	Gregory T. Stevens

By:	/s/ William D. Davis	By:	/s/ Gregory T. Stevens

Title:	V.P. Research & Development	Title:	VICE PRESIDENT – GENERAL COUNSEL
Date:	4/26/00	Date:	5/04/2000